SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 20, 2003

PetroKazakhstan Inc.
(Translation of registrant’s name into English)

140-4th Avenue S.W. #1460, calgary, Alberta, Canada T2P 3N3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form 20-F [ ] Form 40-F [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June, 2003 PetroKazakhstan

By:
/s/ Ihor P. Wasylkiw
Ihor P. Wasylkiw Vice President Investor Relations

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors: PetroKazakhstan Inc. - Investment Conference Webcast

CALGARY, June 20 /CNW/ - PetroKazakhstan Inc. (“PetroKazakhstan”) invites you to listen to the live webcast of its presentation being made at the Canadian Association of Petroleum Producers (“CAPP”) investment conference being held in Calgary, Alberta at 1:00 p.m. Mountain time (3:00 p.m. Eastern time) on Monday, June 23, 2003.

Mr. Nicholas H. Gay, Senior Vice President Finance and CFO of PetroKazakhstan, will be the company presenter.

To access the webcast, please visit the company’s website at www.petrokazakhstan.com and from the home page click on “Webcast”. An archive of the webcast will be available 24 hours after the original broadcast and will be accessible for the following 30 days.

PetroKazakhstan Inc. is an independent, integrated, international energy company, celebrating its sixth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan’s shares trade in the United States on the New York Stock Exchange under the symbol PKN. They also trade on the Toronto Stock Exchange under the symbol PKN and on the Frankfurt exchange under the symbol PKZ.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information: Ihor P. Wasylkiw, Vice President, Investor Relations, (403) 221-8658